Exhibit 8.1

Subsidiaries of Quoin Pharmaceuticals Ltd.

The following table sets forth the name and jurisdiction of incorporation of our significant subsidiary as of the date hereof.

Name of Subsidiary	Jurisdiction of Incorporation

Quoin Pharmaceuticals, Inc.	Delaware
Polytherapuetics, Inc.*	New Jersey

* This entity’s affairs were wound up in 2018, and, since that time, it has not had any assets, liabilities, or business operations. This entity is being dissolved.